April 29, 2021

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC 20549

Re: Tactical Investment Series Trust (the “Trust”) – Response to SEC Comments with regard to the Reorganization of the Tactical Conservative Allocation Fund, Tactical Moderate Allocation Fund, Tactical Growth Allocation Fund, TFA Quantitative Fund, and TFA Multidimensional Tactical Fund (the “Funds”) on Form N-14 (the “Proxy Statement/Prospectus”)

Dear Mr. Bellacicco:

On February 24, 2021, the Trust filed with the Securities and Exchange Commission (the “Commission”) the above-referenced Proxy Statement/Prospectus. On March 29, 2021, you provided verbal comments relating to the Proxy Statement/Prospectus. This letter responds to those comments. I have summarized the comments in this letter for your convenience and provided the Trust’s response below each comment. Contemporaneously with this letter, which I am submitting to you in a correspondence filing, the Trust is preparing to file an amendment to the Proxy Statement/Prospectus electronically on EDGAR to address such comments.

General

1.	Comment: Please incorporate the Commission’s comments to the Trust’s Registration Statement on Form N-1A into the Proxy Statement/Prospectus as applicable.

Response: The Trust has updated the disclosure to reflect the Commissions comments.

2.	Comment: Please provide a copy of the proxy card with the amendment to the Proxy Statement/Prospectus.

Response: The Registrant has included the draft proxy card in the pre-effective amendment to the Proxy Statement/Prospectus.

Shareholder Letter

3.	Comment: Clarify in the Shareholder Letter and throughout the Proxy Statement/Prospectus if each New Fund and the respective Existing Fund have similar or substantially similar fundamental investment policies, principal investment strategies and risks.

Response: The Registrant has made the language consistent throughout the documents.

4.	Comment: Include a discussion of Proposal 2 to approve the new expense limitation agreement in the Shareholder Letter.

Response: The Registrant has added the requested disclosure.

5.	Comment: Please clarify what is meant by “enhanced technology” in the third bullet regarding the reasons for the Reorganization.

•	Response: The Registrant has revised the disclosure to state: “improve the quality and customization of services offered to the Existing Funds, including enhanced technology such as an improved shareholder portal that is mobile-enabled and secure, which will provide a better experience for the Funds’ shareholders.” (Emphasis added.)

Question & Answer

6.	Comment: In the response to question 8, please disclose how the Board recommends shareholders vote on Proposal 2 regarding the new expense limitation agreement.

Response: The disclosure has been revised to indicate that the Existing Fund Board recommends that shareholders of each Fund vote in favor of the New ELA.

7.	Comment: Disclose in the Question & Answer section and in the Proxy Statement/Prospectus if Proposals 1 and 2 are contingent on one another.

Response: The Registrant has added the requested disclosure.

Proxy Statement and Prospectus

8.	Comment: Please include a Table of Contents as required by Rule 481(c) of the Investment Company Act of 1940.

Response: The Registrant has added the Table of Contents.

9.	Comment: Where materials have been incorporated by reference, please include hyperlinks as required by the FAST Act Modernization and Simplification of Regulation S-K.

Response: The Registrant has added the requested hyperlinks.

10.	Comment: Include among the factors considered by the Existing Fund Board in approving the Reorganization any considerations against the Reorganization if applicable.

Response: The disclosure reflects the totality of the Existing Fund Board’s considerations in deciding to approve the Reorganizations.

11.	Comment: If any significant repositioning of the Existing Funds is expected to occur prior to the Reorganization, please discuss.

Response: The Registrant confirms that no significant repositioning is expected to occur before the Reorganization.

12.	Comment: In the Fee Tables, please correct the footnote references.

Response: The Registrant has updated the footnotes in the Fee Tables.

13.	Comment: In the Principal Risk Factors section, please discuss any risk that are applicable to the New Funds but are not applicable to the Existing Funds. Please align the risk disclosure discussion with the Registration Statement on Form N-1A.

Response: The Registrant has revised the disclosure as requested.

14.	Comment: Identify the discussion of the approval of the New Expense Limitation Agreement as Proposal 2 in the body of the Proxy Statement/Prospectus.

Response: The Registrant has made the requested change.

15.	Comment: Confirm that the disclosure of the New Funds’ Principal Investment Strategies will conform to the Item 9 disclosure of the Registration Statement on Form N-1A.

Response: The Registrant confirms that the disclosure in the Proxy Statement/Prospectus regarding the New Funds’ Principal Investment Strategies conforms to the Item 9 disclosure in the Registration Statement on Form N-1A.

16.	Comment: Eliminate redundant disclosure in the Principal Investment Strategies disclosure.

Response: The Registrant has eliminated the redundant disclosure.

Part C

17.	Comment: Include the indemnifications and undertaking required by Rule 484 of the Securities Act of 1933.

Response: The Registrant has added the requested indemnifications and undertaking.

18.	Comment: Please confirm that Exhibit 12, Form of Opinion of Counsel as to tax matters will be filed with the next amendment to the Registration Statement on Form N-14.

Response: The Registrant confirms that the exhibit will be filed with the amendment to the Proxy Statement/Prospectus.

If you have any further comments or questions about the responses, please contact me at (513) 629-9482 or bjhowell@strausstroy.com.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Strauss Troy Co., LPA